PATTON BOGGS LLP
2001 ROSS AVENUE, SUITE 3000
DALLAS, TEXAS 75201
214-758-1550
August 8, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
     JK Acquisition Corp. (the “Company”) has filed with the Commission an Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 3, marked to show the changes made from Amendment No. 2 to the Registration Statement which was filed with the Commission on July 13, 2005. The changes reflected in Amendment No. 3 are intended to respond to the comments set forth in your letter dated August 1, 2005 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Within our responses, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on August 8, 2005.
Prospectus Cover Page
1.	We note that you will seek listing on the American Stock Exchange. Please advise us of the basis for the noted disclosure. Advise us of the standard you seek to list under and how you satisfy the criteria under such standard.
RESPONSE: We applied for listing on the American Stock Exchange, Inc. (“AMEX”) under Initial Listing Standard 3 as set forth in Section 101(c) of the AMEX Company Guide. We have recently been informed that AMEX has imposed an internal moratorium on new listings of blank check companies. As a result, we have determined to cause our securities to be quoted on the OTC Bulletin Board System (the “OTC”) operated by the Nasdaq Stock Market, Inc. to provide an active trading market immediately after the closing of this offering. We have included disclosure on the cover page and pages 3, 45 and 46 of the prospectus to inform investors that we have caused the units, common stock and warrants to be quoted on the OTC. In addition, we have added an additional risk factor on page 14 to disclose additional risks with respect to the trading of our securities on the OTC.
Prospectus Summary, page 3
2.	We note your response to comment six of our letter dated July 7, 2005. We are not able to locate the disclosure that indicates if management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to search or locate a target business or assets. Please advise or revise.
RESPONSE: Please note on pages 1 and 24 of the Prospectus Summary that we have added the following new sentence to address your comment: “No person or entity representing us or an affiliated with us has taken any indirect or direct measure to search or locate a target business.”
Risk Factors, page 8
3.	We note your response to comment 12. We do not understand the modified disclosure that “[a]ll vendors . . . we engage execute agreements with us waiving any right . . . or claim . . . to any monies held in the trust account.” Please advise. Did you mean to include the word “will” in that sentence? If so, please reconcile the noted sentence with the immediate following sentence. Revise to clarify how they will execute agreements waiving claims to money held in trust, yet not agree the prohibition against seeking recourse from the trust account.
RESPONSE: Please note that we have revised the language in Risk Factor 7 to further clarify our intentions. Furthermore, our revisions have been made to address your initial comments with respect to this risk factor (see Comment No. 12 in your initial comment letter dated July 7, 2005 (the “Initial SEC Comment Letter”)). We have also added similar language to the business section on page 28 as you initially requested in Comment No. 12 in the Initial SEC Comment Letter.
4.	In risk factor eight, you state that there will be 10,900,000 authorized but unissued shares of common stock available for issuance immediately after this offering. Please provide us with your calculations that helped you arrive at that balance.
RESPONSE: Please note that we have revised such risk factor to state that there will be 15,400,000 authorized but unissued shares of common stock available for issuance immediately after this offering. Our calculation is detailed below:

Authorized shares of Common Stock (per the Amended and Restated Certificate of Incorporation)	50,000,000

Less: Shares of Common Stock included in the Units (excluding shares of Common Stock included in the Units in the underwriter’s over-allotment option)	(10,000,000)

Less: Shares of Common Stock underlying the Warrants included in the Units (excluding shares of Common Stock underlying Warrants in the Units in the underwriter’s over-allotment option)	(20,000,000)

Less: Shares of Common Stock included in the Sole Underwriter’s Units	(700,000)

Less: Shares of Common Stock underlying the Warrants included in the Sole Underwriter’s Units	(1,400,000)

Less: Share of Common Stock currently held by the principal stockholders	(2,500,000)

Total Authorized but Unissued share of Common Stock Available for Issuance (after appropriate reservations for the issuance of shares upon full exercise of outstanding warrants and the purchase option granted to the Sole Underwriter)	15,400,000
5.	Please add a separate risk factor utilizing publicly available information to address the number of “blank check firm commitment” offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and hale consummated such transactions, respectively, and discuss the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow with reaped to these offerings.
RESPONSE: We have added such risk factor to page 12 of the Prospectus as requested.
Use of Proceeds, page 17
6.	We note your response to comments 19 and 20. We note the additional disclosure that you “do not intend to use any material portion” of the non-trust funds as a deposit or lock-up payment. Considering you have no company under consideration, it would appear you are not able to quantify or approximate how much a potential lockup or deposit would require. In the event that you make a deposit and such deposit is of a size that would deplete enough of your non-trust proceeds, you may need additional funds to satisfy all of the expenses attendant with consummating a business combination. Please revise to clarify how you will satisfy such expenses. Is it possible that you will have to rely upon advances from insiders there by increasing the amount excess out-of-pocket expenses that could be reimbursed following a business combination? If you fully expend the non-trust funds, please advise how you will continue your search and consummation of a business combination. Is management obligated to advance you the money?
RESPONSE: Based on the experience of our management, we believe that we will be able to locate a suitable company for acquisition without making a significant deposit. However, in light of your comment, we have revised our disclosure on pages 3 and 16 of the Prospectus to make clear that in the event that the non-trust proceeds are insufficient to meet all the expenses attendant with consuming a business transaction, it will significantly impair our ability to locate and complete such a transaction. In addition, we have revised the disclosure on pages 3 and 16 to make clear that our management is not obligated to advance us any additional funds.
7.	We note your response to comments 30 and 36. It would appear that you will include, if obtained, the independent investment banking firm’s opinion in documents filed with the Commission. Please revise to reflect this commitment in the prospectus.
RESPONSE: We have added such disclosure on pages 26 and 36 of the Prospectus.
8.	We note your response to comment 31. We understood that the initial shares did not have conversion rights. We are looking at it from the prospective of the average price existing shareholders pay for their “equity stake.” Because they received their initial shares at very minimal prices, they would not be affected in the same proportion by exercising their conversion rights if they decide to do so. For instance, James Wilson will own 10.8% of the company after the offering due to his current holdings. If Mr. Wilson purchased an additional 10.8%, and then decided to exercise his conversion rights with respect to that same 10.8%, he would have effectively contributed, $0.6425 per share to the company for his original 10.8% equity stake and the warrants that were part of the units. An investor who purchases 21.6% of your units and then decides to convert 10.8% of his shares will have effectively paid $6.63 per share for his 10.8% equity stake and warrants. As such, we are still of the opinion that the prior comment 31 applies. Please advise.
RESPONSE: We have added such disclosure on page 27 of the Prospectus.
9.	We note your response to comment 32. Our prior comment was addressing shares “acquired after the offering.” Please review the prior comment and advise or revise accordingly.
RESPONSE: Our initial stockholders have agreed to vote or cause to be voted any shares held them for the approval of any business combination approved by our board of directors and submitted to our stockholders for approval. We have added such disclosure on pages 4, 13, 27 and 36 of the Prospectus.
Principal Stockholders, page 35
10.	We note the additional disclosure that the warrant purchases demonstrate confidence in your ultimate ability to consummate a business transaction. That statement appears to apply when your control persons are making the purchases. Please revise to clarify that the noted

statement only applies when insiders make purchases or explain how it applies when “designees” make the public market purchases.
RESPONSE: Messrs. Wilson and Spickelmier have agreed to purchase all such warrants for their personal accounts or for the accounts of entities wholly owned or controlled by them. We have clarified the statements on pages 11 and 37 to reflect this change.
Certain Relationships and Related Transactions, page 37
11.	We note your response to comment 38 and your disclosure that several insiders “‘may be deemed” to be your promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.
RESPONSE: We have revised page 38 to disclose that Messrs. Spickelmier and Wilson are our promoters as such term is defined under the Federal securities laws.
Shares Eligible for Future Sale, page 40
12.	We reissue comment 40. Please revise to discuss the dates at which restricted shares are able to be resold pursuant to Rule 144.
RESPONSE: We added disclosure on page 41 regarding the dates upon which restricted shares will be able to be resold pursuant to Rule 144.
Financial Statements
13.	With respect to our previous comment 45, we have read your supplemental response. Due to the fact that the underwriter purchase options (UPO) represents a financial commitment of the company, we believe the requested disclosures are necessary. Hence, please revise the notes to the financial statements to disclose the significant terms of the UPO, including the material terms discussed on page 43, as well as any net settlement provisions. Disclose how you intend to account for UPO and include the estimated fair value and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.
RESPONSE: We have added disclosure on page F-8 of the notes to the financial statements to discuss the UPO as requested by this comment. We have expanded MD&A to include a disclosure to discuss the UPO on page 22 of this prospectus. In addition, we have added an expanded disclosure under the section entitled “Underwriting—Purchase Option” on page 45 to reflect the likely future effect upon our financial results.

Part II
Exhibits
14.	We note your response to comment 49 and reissue the comment. Paragraph 6.2 states that if neither party is able to find a suitable purchaser, the offering “may be terminated.” If an amount greater than 10% of the units were defaulted and no alternative financing options are accepted, please advise of the consequence.
RESPONSE: If an amount greater than 10% of the Units were defaulted and alternative purchasers are not arranged by the underwriters or us, we or the underwriters may terminate the Underwriting Agreement and the underlying obligation of the underwriters to purchase the Units from us. As an alternative to terminating the Underwriting Agreement, the underwriters and we may renegotiate the terms of the Underwriting Agreement and the related offering, in which case we would file an amendment to this Registration Statement reflecting such revised terms. If the Underwriting Agreement is terminated, the offering will not be closed and the Units, shares of Common Stock and Warrants that were to be sold in the offering will not be issued. Unless we are able to locate other underwriters to proceed with the offering, it is likely that the offering will be abandoned and the Registration Statement withdrawn. If we are able to locate other underwriters to proceed with the offering, such underwriters and we may renegotiate the terms of the Underwriting Agreement and the related offering, in which case we would file an amendment to this Registration Statement reflecting such revised terms.
15.	We note your response to comment 50. We reissue the comment. The comment was not seeking the purpose of the public market warrant purchases. In exhibit 10.11, we note that “FBW agrees to fill such order in such amounts and at such times as instructed by the undersigned during the ninety day trading period commencing on the Separation Date.” Please explain the implication of the noted term from your warrant purchase agreement.
RESPONSE: The implication of the term is that the signatory to each Warrant Purchase Agreement may determine, to a certain extent, the amount(s) and time(s) of warrant purchases in accordance with the Warrant Purchase Agreement. This clause provides the signatory with some flexibility regarding these purchases, although it does not relieve them of their obligation to purchase all of the Warrants available at less than specified price levels.

     The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (214) 758-1515.
Very truly yours,
PATTON BOGGS LLP
By: /s/ Fred S. Stovall

cc:	James P. Wilson Keith D. Spickelmier Elizabeth R. Hughes Christopher A. Freeman